UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

TRANSMERIDIAN EXPLORATION

(Name of Issuer)

Common Stock, Par Value $0.0006 Per Share

(Title of Class of Securities)

89376N 10 8

(CUSIP Number)

Rachel Zhang
United Energy Group Limited
Unit 2112, 21F, Two Pacific Place,
88 Queensway, Hong Kong
(852) 2522 8287

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 10, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 89376N 10 8	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) United Energy Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not applicable (see 11 above)
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 89376N 10 8	Page 3 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ZHANG HONGWEI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not applicable (see 11 above)
14		TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) amends the Schedule 13D filed on June 23, 2008 (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed on July 25, 2008, Amendment No. 2 filed on August 5, 2008, Amendment No. 3 filed on September 24, 2008 and Amendment No. 4 filed on November 15, 2008 (together with the Initial Schedule 13D, the “Schedule 13D”), which relates to the common stock, par value $0.0006 per share (“Common Stock”), of Transmeridian Exploration Incorporated.

In light of the expiration of the confidential treatment of certain omitted portions of the Senior Preferred Stock Purchase Agreements and the Junior Preferred Stock Purchase Agreement in the Initial Schedule 13D, the un-redacted versions of the Senior Preferred Stock Purchase Agreements and the Junior Preferred Stock Purchase Agreement are attached hereto as Exhibits 2, 3 and 5.  Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.  All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 7.                   Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and Exhibits 2, 3 and 5 are replaced with the following:

Exhibit No.	Description

Exhibit 2	Senior Preferred Stock Purchase Agreement, dated June 11, 2008, by and between Citadel Equity Fund Ltd and United Energy Group Limited.

Exhibit 3	Senior Preferred Stock Purchase Agreement, dated June 11, 2008, by and between AIG Global Investment Corp. and United Energy Group Limited.

Exhibit 5	Junior Preferred Stock Purchase Agreement, dated June 11, 2008, by and among the Key Junior Preferred Stockholders and United Energy Group Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

September 10, 2009	UNITED ENERGY GROUP LIMITED

/s/ Meiying Zhang
	Name:	Meiying Zhang
	Title:	Executive Director

ZHANG HONGWEI

/s/ Zhang Hongwei

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 2	Senior Preferred Stock Purchase Agreement, dated June 11, 2008, by and between Citadel Equity Fund Ltd and United Energy Group Limited.

Exhibit 3	Senior Preferred Stock Purchase Agreement, dated June 11, 2008, by and between AIG Global Investment Corp. and United Energy Group Limited.

Exhibit 5	Junior Preferred Stock Purchase Agreement, dated June 11, 2008, by and among the Key Junior Preferred Stockholders and United Energy Group Limited.